Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied
Commission File No. 001-13422
Date: May 13, 2005

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Building from Strength

Riddarhyttan Presentation

May 2005

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No Offer / Forward Looking Statement	[LOGO]

Certain statements contained in this presentation constitute “forward-looking statements” including within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this presentation, the words “anticipate”, “expect”, “estimate”, “forecast”, “plan” and similar words and expressions are intended to identify forward-looking statements.  Such statements reflect Agnico-Eagle’s views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading “Risk Factors” in Agnico-Eagle’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004.  Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

This presentation does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle.  The Offer will be made to any person in the United States or America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission.  U.S. investors and security holders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer.  At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission’s website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Acquisition of Riddarhyttan

Transaction Details

•                  Agnico-Eagle currently owns approximately 14% of Riddarhyttan

•                  Agnico-Eagle intends to acquire all outstanding shares of Riddarhyttan not already owned for U.S.$129.4 million

•                  Agnico-Eagle to exchange 0.1137 of its common shares for each Riddarhyttan share (10.3 million common shares of Agnico-Eagle)

•                  Premium of 27.3% to Riddarhyttan shareholders (based on May 11 closing prices)

•                  No due diligence condition

•                  Subject to Agnico-Eagle acquiring at least 90% of all shares

•                  Unanimously supported by Riddarhyttan Board of Directors

•                  Offer document to be mailed after regulatory review

About Riddarhyttan

•                  Approximately 105.7 million Riddarhyttan shares outstanding

•                  No options

•                  No warrants

•                  Listed on Stockholm Stock Exchange; May 11th close SEK8.05/share

•                  Net cash of $US 5.9 million and no debt  (as at March 31, 2005)

•                  Agnico-Eagle team began to look at Riddarhyttan approximately 3 years ago

•                  Key project – Suurikuusikko Advanced Gold Exploration Project in Northern Finland

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Riddarhyttan’s Suurikuusikko Project

•                  Riddarhyttan owns 102 contiguous claims in the area

•                  Claims cover 15 km strike length shear zone

•                  Suurikuusikko strike length currently greater than 4 km

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Source: GTK, Geological Survey of Finland

Suurikuusikko Project -Northern Finland

Growing Gold Resource

•                  Gold bearing disseminated sulphide deposit

•                  Open at depth and along strike

	Gold	Tons	Ounces
	oz/ton	(000’s)	(000’s)

Indicated Resource**	0.164	10,584	1,740

Inferred Resource**	0.128	8,377	1,070

**  Refer to Appendix A.  Source: Riddarhyttan Resources AB

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Why Riddarhyttan?

•                  Agnico-Eagle’s strategy is to build a multi-mine gold company to strengthen and increase shareholder value

•                  Riddarhyttan is a logical next step in Agnico-Eagle’s expansion process

•                  Agnico-Eagle is familiar with Riddarhyttan, and has assisted in creating shareholder value

•                  Agnico-Eagle has the expertise to add further significant value

•                  Good fit with stated Agnico-Eagle company values

•                  Gold

•                  Low political risk

•                  Potential to become a gold camp

•                  Consistent with Agnico-Eagle’s template for growth

•                  Foothold strategy worked well with LaRonde, Goldex

•                  Similar strategy with Riddarhyttan

•                  Meaningful diversification from LaRonde mining camp

•                  Agnico-Eagle believes the challenges and opportunities of Suurikuusikko fit well with its technical and financial abilities

•                  Suurikuusikko is similar in climate, topography and geography to Northern Quebec

•                  Suurikuusikko project has operating and environmental permits

•                  Excellent access and project infrastructure including skilled local workforce

•                  Strong government support in Finland, both local and federal, for the Suurikuusikko project

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Building from Strength

Leveraging our Expertise

•                  LaRonde is operating very well at a steady state of 8,000 tpd.

•                  Low cost production provides solid foundation for future growth

•                  Cash flow from operating activities US$28.1 million in Q1 2005

•                  Expected production growth from LaRonde mining camp

•                  Goldex (production decision June 2005)

•                  Lapa (Phase 1: $30million U/G program underway)

•                  Strong Agnico-Eagle balance sheet

•                  Cash position US$117 million at March 31, 2005

•                  Substantially undrawn credit facility of US$100 million

•                  Technical expertise – strong, established team in place

•                  Able to drive internal growth projects/exploration

•                  Critical to acquisition evaluation and success

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Benefits to Riddarhyttan Shareholders

•                  An immediate 27.3% premium to Riddarhyttan shareholders

•                  Riddarhyttan shareholders will gain significantly enhanced liquidity

•                  Agnico-Eagle listed on both the TSX (AGE) and NYSE (AEM)

•                  Approximately US$11 million of shares traded daily

•                  Riddarhyttan shareholders have the opportunity to participate in an excellent growth opportunity in the gold sector

•                  Agnico-Eagle provides the financial capabilities and mining expertise to significantly increase value for all shareholders

•                  Agnico-Eagle has paid dividends for 25 consecutive years

Agnico-Eagle Going Forward

•                  Transaction provides additional gold ounces

•                  Creates exceptional project pipeline, with team in place to develop

•                  Goldex, Lapa, Suurikuusikko and LaRonde II

•                  Meaningful exploration upside from large land position in two gold camps with active exploration programs

•                  Strong balance sheet with LaRonde generating significant cash flow

•                  Will remain unhedged

•                  Uniquely positioned with value drivers in place – team, growth projects, balance sheet and proven ability to deliver

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Appendix A

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The terms “measured”, “indicated” and “inferred” mineral resources are terms recognized and required under the securities legislation of certain countries, United States investors are advised that the SEC does not recognize these terms.  “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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Building from Strength

Riddarhyttan Presentation

May 2005

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